**Hawaiian Ola Brewing Corporation**

# ANNUAL REPORT

74- 5598 Luhia St
Kailua Kona, HI 96740
(808) 388-6654
https://www.olabrewco.com/

This Annual Report is dated May 1, 2026.

## BUSINESS

Hawaiian Ola Brewing Corporation (dba "Ola Brew" or the "Company") is a C-Corp organized under the laws of the state of Hawai'i.

DOING WHAT WE LOVE:

At Ola Brew, our family of committed brewers, farmers, and culinary artisans take pride in crafting authentic Hawai'i-grown experiences for guests, friends, and ohana to enjoy. We serve our community with creative and crafty beers, hard seltzer, and hard juices using the abundance of fresh ingredients grown by our island farmers.

OUR BUSINESS MODEL:

Since 2016, CROWDFUNDING has been woven into the DNA and foundation of Ola Brew. As a way to uplift our community and build a more circular economy, we prioritize creating equal investment opportunities for EVERYONE. Ola Brew was one of the first breweries to crowdfund in the US. Our initial crowdfunding campaign successfully closed in May of 2017, just 5 months before our brewery opened in Kailua Kona, HI. We now have over 4200 investors, all of which we couldn't be more grateful to and more proud to have accompanying us on this journey.

OUR MISSION:
To encourage growth in Hawai'i's agricultural economy by purchasing local ingredients and incorporating them into quality island-made beverages. The diversity of our facility and the ingredients available allow us to

innovate to our heart's content while creating a flavor that is authentically anchored to the islands. To date, we have worked with over 100 Hawai'i farmers, and sourced over $4M in local agriculture. With operating taprooms, a commercial brewery, statewide distribution  and active spirits production, the Ola Brew team has 75 international awards for 'Okolehao, infrastructure and craft expertise already in place, and the resurrection is now underway.

WHAT COMES NEXT:
As we grow, we aim to build our legacy by creating a demand for potentially the largest agricultural crop in Hawai'i by bringing our award-winning distilled spirit, Ola 'Ōkolehao to the world stage. This is the first time 'Ōkolehao has been on the world stage since our Hawaiian Monarch was also winning awards at the 1889 Paris World Exhibit and the 1893 Chicago World Fair. And it was all in the plant. After the overthrow of the Hawaiian Kingdom, many things were lost, including this art of 'Ōkolehao distillation. Other sugar sources like pineapple, sugar and rice were introduced, which changed the flavor substantially, to mirror that of a rum or whiskey. But the uniqueness of the kī plant distillation is legend.

Since beginning our spirits research and development, our 'Ōkolehao has won 754 international awards alongside premium tequilas, in the most prestigious competitions. With ultra-premium tequila revenues still on the rise, and mezcal not far behind, the spirits market is primed for innovation with spirits that attract the similar flavor profiles'Ōkolehao is distilled from a plant cousin to agave that not only has cultural significance in Hawai'i but also grows five times as fast and organically. But what does it taste like? You guessed it! A premium tequila! and with over 800 unique varietals of kī and numerous aging and distillation techniques, the flavor possibilities are endless.

Our Industry

THE RISE OF THE CRAFT SPIRITS INDUSTRY

Ok be honest, when was the last time you tried a spirit that was something you had never experienced, something brand new? Over the past decade, there has been a significant trend of increasing demand in the alcohol industry for the category known as craft spirits. While large-scale, commercially produced spirits have traditionally dominated the market, an increasing number of consumers are now turning to artisanal spirits created by independent distilleries, often regionally unique ones. Another significant factor is the growing interest in regional and artisanal products. Increasingly, we have seen consumers are willing to invest more in spirits that are produced within a unique region or province, utilizing locally sourced ingredients. This trend is particularly prominent in the United States, where there has been a significant surge in appreciation for products that showcase regional identity and support local economies. From the tequila industry, we have seen innovation into mezcals, sotols, raisias, and the spirits world is eager for innovation and new flavor. Moreover, craft spirits such as 'Õkolehao are associated with authenticity and a commitment to craftsmanship, setting them apart from mass-produced alternatives. Craft distilleries like ours  are operated by passionate and knowledgeable individuals who take immense pride in their products. This attention to detail and unwavering commitment to quality further enhance the appeal of craft spirits.

The global spirits market was valued at $424.8B in 2024, with premium spirits representing an estimated $234.0B. In the U.S., spirits supplier sales reached $37.2B, while craft spirits generated approximately $7.58B in retail sales. Growth continues to concentrate in premium, differentiated offerings. Yet shelves are increasingly crowded with agave extensions and whiskey brands built on the same base ingredients. While brand count is expanding, true category innovation is not. And that is where 'Okolehao comes in!

'Ōkolehao is not a trend launch. It is Hawai'i's original distilled spirit, made from 100% Hawai'i-grown kī root, historically respected and now positioned for modern scale.
Ola Brew has previously raised over $3 million through crowdfunding and more than $18 million from private investors, with capital deployed directly into distillery property and construction, agricultural research and development, and product innovation. During this buildout phase, 'Ōkolehao earned 754 international awards, including three "Best in Class" honors from the world's most prestigious competitions.

Growing kī for distillation is comparable to developing vineyards for wine. It requires time, precision, and long-term agricultural planning. Unlike wine, however, there was no commercial blueprint. No one in the world was cultivating kī at scale specifically for authentic 'Ōkolehao production. That knowledge has been built through research, iteration, and on-the-ground experience.

Today, Ola's commercially viable kī crop exists with the capacity to scale. The Ola Distillery was constructed with distilling capacity supporting up to 300,000 cases annually, exceeding the 170,000 cases produced by Casamigos in 2017.The structural foundation for building a scalable business is complete.

WHAT IS 'ÕKOLEHAO
'Õkolehao is distilled from a plant cousin to agave named kī, that not only has cultural significance in Hawaii but also grows five times as fast and organically.. But what does it taste like? You guessed it, a premium tequila! With over 800 unique varietals of kī and numerous aging and distillation techniques, the range of flavor possibilities are vast. 'Ōkolehao is Hawai'i's heritage spirit that had world acclaim through the 18th century, shared by thekings and queens of Hawai'i to other royal families around the globe. Ola is reviving this spirit and is eager to build a thriving 'Ōkolehao industry rooted in Hawai'i, for the world to enjoy.

Current Stage and Future Roadmap

CURRENT STAGE AND ROADMAP
Since our inception, we have fueled our creativity in product development from two major areas, the unique ingredients that grow in abundance in Hawaii and serving the wants and needs of our consumers. Organic growth in product development and expansion to new regions is secured by the strength in the consumer demand of Ola Brew, and the continued forward thinking of our founders.

HAWAII SPIRITS ON THE WORLD STAGE

The global spirits industry is actively searching for its next authentic, place-based category. As legacy segments crowd and trend-driven brands cycle quickly, consumers and distributors are prioritizing spirits rooted in land, agriculture, and cultural identity. ʻŌkolehao, Hawaiʻi's original distilled spirit, represents a rare opportunity to help define that next chapter.

Distilled from Hawaiʻi-grown kī root, its flavor profile sits between agave-based spirits and bourbon; earthy and vegetal, layered with warm spice, subtle sweetness, and structure. It is distinctive yet accessible, offering both differentiation and familiarity in a market hungry for authenticity and something new.

This is more than brand expansion. It is the revival of a historic spirit category with global potential positioned at the intersection of heritage and modern demand.

**Previous Offerings**

Name: Preferred Series A
Type of security sold: Equity
Final amount sold: $1,333,000.00
Number of Securities Sold: 666,500
Use of proceeds: Expanding Production capacity, Updating Brewery Equipment (New canning line, carton-erector) Operating Expenses,
Date: June 1, 2020
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $2,197,055.28
Number of Securities Sold: 1,007,875
Use of proceeds: Expansion of brewery operations, launching new products and opening new taproom.
Date: August 28, 2020
Offering exemption relied upon: Regulation CF

Name: Preferred Series B
Type of security sold: Equity
Final amount sold: $2,508,003.00
Number of Securities Sold: 836,001
Use of proceeds: Purchase future distillery, bar, and restaurant. Develop 40-acre kī farm for distillery products. Research and development for distilled spirit, 'Ōkolehao.
Date: April 10, 2022
Offering exemption relied upon: 506(c)

Name: Preferred Series C
Type of security sold: Equity
Final amount sold: $25,001.55
Number of Securities Sold: 7,937
Use of proceeds: Buildout of distillery, bar, and restaurant location.
Date: May 01, 2023
Offering exemption relied upon: 506(c)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $3,287,438
Number of Securities Sold: 992,070
Use of proceeds: Building out Distillery and Agricultural Operations specific to 'Okolehao production, continue research and development of the heritage spirit of Hawaii.
Date: July 18, 2023
Offering exemption relied upon: Regulation CF

# REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

**Operating Results – 2025 Compared to 2024**

Circumstances which led to the performance of financial statements:

In the food and beverage industry, a company's valuation multiplier is most often defined by a combination of the volume of products sold and year-over-year growth. In our first five years of business, our goal has been to increase the share value in the company, by saturating Hawai'i market through off-premise retail sales, on-premise sales, and the success of two taproom locations. In order to support organic growth and saturating Hawaii and launching in the continental US Market, we have invested in additional tanks and more efficient packaging equipment to support. Therefore we have focused our efforts and capital spending on growth rather than immediate profits.

Year ended December 31, 2025, compared to the year ended December 31, 2024

Revenue

Revenue for fiscal year 2025 was $7,087,513, compared to fiscal year 2024 revenue of $7,508,151. The growth of these sales was achieved exclusively in the state of Hawai'i. This was a 5.9% decline year over year due to wholesale.

Cost of sales

The cost of sales in 2025 was $2,938,542, a decrease of $273,042, from costs of $3,211,584 in fiscal year 2024. While the decrease in the cost of sales was 8.5% year over year, we saw a sales decrease only 5.9% which illustrates our abilities to excel with higher margins and better efficiencies as a team.

Gross margins

2025 gross profit decreased to $4,148,971 by $147,596 over 2024 gross profit of 4,296,576 and gross margins as a percentage of revenues increased from 57.2% in 2024 to 58.54% in 2025. This improved performance was caused by an increase in higher-margin direct-to-consumer sales and better efficiencies.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, and expenses for the Ola 'Ōkolehao farm and distillery location in 2024 and 2025. Expenses in 2025 decreased $385,149 from 2024. This decrease in expenses based on the necessity for less employees in wholesale due to sales.  In addition, certain aspects of Distillery build completed and therefore less contractors. Also due to higher efficiencies overall business.

Historical results and cash flows:

Cashflow:

Historically, Ola Brew Co. has been financed through Regulation CF, 506 (c) and 506 (b). We are truly community and employee-owned with over 4200 shareholders.

The Company is currently in the production, and growth stage, and currently generating revenue. Over 2025 we have also been investing in the research and development of our spirits portion of the company. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of our current business and its steady growth. Past cash was primarily generated through sales from current products and taprooms, and raising funds; we will see substantial growth in revenues from the new spirits project.

**Liquidity and Capital Resources**

At December 31, 2025, the Company had cash of $1,853,621.

**Debt**

Creditor: Citi Bank holds Various Notes
Outstanding balance: $384,455
Interest Rate: 6.22% - 11.82%
Maturity: 2024 - May 2029

Creditor: Kubota Credit Corporation holds various notes
Outstanding balance: $125,644
Interest Rate: 0.00% - 1.72
Maturity: June 2026 - Oct 2028

Creditor: SBA - EIDL
Outstanding balance: $1,915,907
Interest rate: 3.75%
Maturity: June 2050

Creditor: CNH Capitol holds various notes
Outstanding balance: $120,550
Interest rate: 0.00% - 7.85%
Maturity: January 2027 - May 2029

Creditor: Alliance Funding Group
Outstanding balance: $1,116,928
Interest rate: 10.91%- 30.29%
Maturity: Feb 2025 - August 2029

Creditor: Ascentium Capital
Outstanding balance: $36,048
Interest rate: 11.71%
Maturity: March 2026

Creditor: Mercedes
Outstanding balance: $21,744
Interest rate: 1.99%

Maturity: February 2027

Creditor: Ford Credit
Outstanding balance: $25,762
Interest rate: 8.12%
Maturity: May 2025

Creditor: First Hawaiian Bank
Outstanding balance: $80,750
Interest rate: 6.25%
Maturity: September 2029

Creditor: Wainaku Ventures
Outstanding balance: $5,950,000.00
Interest rate: 4.04%

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Brett Jacobson

Brett Jacobson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: December 2015 — Present
Responsibilities: As Chief Executive Officer, Brett leads the company's vision, operations and strategy.
Position: Director
Dates of Service: December 2015 — Present
Responsibilities: Chairman of the Board of Directors.

Name: Josephine Naehalani Breeland

Josephine Naehalani Breeland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: January 2016 — Present
Responsibilities: Business Development, Fundraising, Compliance
Position: Director of Marketing/Sales
Dates of Service: January 2016 — Present
Responsibilities: Marketing and Sales Strategy, Brand Development, Investor Relations
Position: Director
Dates of Service: January 2017 — Present
Responsibilities: Representing Shareholders as a director on the board.

Name: Yvette Miller

Yvette Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary
Dates of Service: September 2018 — Present
Responsibilities: Provides compliance support to the board of directors and the company.
Other business experience in the past three years:

Employer: Hawaiian Ola Brewing Corporation Dba Ola Brew
Title: Accountant
Dates of Service: December 2017 — Present
Responsibilities: accounting, payroll, tax-prep
Employer: PromoCo.
Title: Accountant
Dates of Service: June 2019 — Present
Responsibilities: Accounting, book-keeping , payroll, tax return prep

Name: Richard White

Richard White's current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: April 2023 — Present
Responsibilities: Represent the Shareholders, Director on the Board.

Name: Name: Brett Jacobson

Brett Jacobson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: December 2015 — Present
Responsibilities: As Chief Executive Officer, Brett leads the company's vision, operations and strategy.
Position: Director
Dates of Service: December 2015 — Present
Responsibilities: Chairman of the Board of Directors.
Name: Josephine Naehalani Breeland

Josephine Naehalani Breeland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President
Dates of Service: January 2016 — Present
Responsibilities: Business Development, Fundraising, Compliance
Position: Director of Marketing/Sales
Dates of Service: January 2016 — Present
Responsibilities: Marketing and Sales Strategy, Brand Development
Position: Director
Dates of Service: January 2017 — Present
Responsibilities: Representing Shareholders as a director on the board.
Name: Yvette Miller

Yvette Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary
Dates of Service: September 2018 — Present
Responsibilities: Provides compliance support to the board of directors and the company.
Other business experience in the past three years:

Employer: Hawaiian Ola Brewing Corporation Dba Ola Brew
Title: Accountant

Dates of Service: December 2017 — Present
Responsibilities: accounting, payroll, tax-prep
Employer: PromoCo.
Title: Accountant
Dates of Service: June 2019 — Present
Responsibilities: Accounting, book-keeping , payroll, tax return prep
Name: Richard White

Richard White's current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: April 2023 — Present
Responsibilities: Represent the Shareholders, Director on the Board.

Name: Adon Panattoni

Adon Panattoni's current primary role is serving as the Chief Executive Officer of Panattoni Development
Company's U.S. Operations. Adon currently services approximately 1 hour(s) per week in their role with the
Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: July 2024 — Present
Responsibilities: Director on the Board.
Other business experience in the past three years:

Employer: Panattoni Development Company
Title: Global CEO
Dates of Service: June, 2002 - Present
Responsibilities: He oversees all aspects of daily operations and development for the company's 68 offices
located throughout North America, Europe and Asia. Adon also serves on Panattoni's Board, Executive and
Investment Committees.

Name: Vernon Oi

Vernon Oi is currently retired.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: July 2024 — Present
Responsibilities: Provide insight to Ola Brew Executives with the best interest of Shareholders in mind, Director on the Board.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Brett Jacobson
Amount and nature of Beneficial ownership: 1,380,000
Percent of class: 21.31%

Title of class: Class B Common Stock
Stockholder Name: Brett Jacobson
Amount and nature of Beneficial ownership: 300,000
Percent of class: 100%

Title of class: Preferred Series A
Stockholder Name: Brett Jacobson
Amount and nature of Beneficial ownership: 854
Percent of class: <1%

Title of class: Preferred Series A
Stockholder Name: Vernon Oi
Amount and nature of Beneficial ownership: 1,392,356
Percent of class: 37.26%

Title of class: Preferred Series B
Stockholder Name: Ola OC LLC
Amount and nature of Beneficial ownership: 400,000
Percent of class: 47.8%

Title of class: Preferred Series C
Stockholder Name: Ola OC LLC
Amount and nature of Beneficial ownership:   2,285,715
Percent of class: 91.1%

Title of class: Preferred Series B
Stockholder Name: Trustees of the Estate of Bernice Pauahi Bishop
Amount and nature of Beneficial ownership: 333,333
Percent of class: 39.8%

## RELATED PARTY TRANSACTIONS

N/A

## OUR SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Series A, Preferred Series B, and Preferred Series C.

Class A Common Stock

Authorized: 16,500,000
Outstanding:   6,472,213
Voting Rights: 1 vote per share. Please see Voting Rights of Securities Sold in this Offering.
Material Rights:
Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common

Dividend Rights

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details.

The total amount outstanding does not 500,000 shares to be issued pursuant to stock options, reserved but unissued.

Class B Common Stock

Authorized: 300,000
Outstanding: 300,000
Voting Rights: 10 votes per share.
Material Rights:
Dividend Rights

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurance of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details.

Preferred Series A

Authorized: 3,736,933
Outstanding:  3,735,976
Voting Rights: The Series A Purchasers will be entitled to one vote for every share of Class A Common Stock into which their Series A Shares are convertible. The holders of the common stock and the holders of the Series A Preferred Stock will vote together as a single class except as required by law.
Material Rights:
Dividend Rights

The Series A Purchasers will be entitled to noncumulative dividends of two cents ($0.02) per Share in any given year (pro rata with the Series A, B and C Preferred Stock), before the holders of the common stock are entitled to any dividends, if funds are legally available and dividends are declared by the Board of Directors. Any remaining funds distributed in any given year will be distributed pro rata among the holders of the common stock and the holders of the preferred stock. Such dividends will be paid when, as and if declared by the Board of Directors and are not cumulative. There is no guarantee that any dividends will be distributed in any given year. No dividends are expected to be paid in the foreseeable future. The Company currently intends to retain any earnings to finance its growth.

Liquidation Preference

Upon liquidation of the Company (including a liquidation after certain acquisitions of the Company), the Series A Purchasers will be entitled to $2.00 per share plus any dividends that have been declared but not paid to such date, before the holders of the common stock are entitled to any distribution. Any remaining funds will be distributed among the holders of the common stock.

Conversion Rights

The Series A Purchasers will be entitled to convert their Shares into shares of Class A Common Stock of the Company at any time at their option. In addition, the Series A Shares will automatically convert into Class A Common Stock upon the occurrence of certain events including an initial public offering of the Company's common stock (which is not expected to occur).

Preferred Series B

Authorized: 836,001
Outstanding: 836,001
Voting Rights: The holders of the Series B Shares will be entitled to one vote for every share of Class A Common Stock into which their Series B Shares are convertible. The holders of the common stock and the holders of the Series B Preferred Stock will vote together as a single class except as required by law.
Material Rights:
Dividend Rights

If and when dividends are paid, the holders of the Series B Shares are entitled to noncumulative dividends of three cents ($0.03) per Share in any given year (pro rata with the Series A Preferred Stock), before the holders of the common stock are entitled to any dividends, if funds are legally available and dividends are declared by the Board of Directors. Any remaining funds distributed in any given year will be distributed pro rata among the holders of the common stock and the holders of the preferred stock. Such dividends will be paid when, as and if declared by the Board of Directors and are not cumulative. There is no guarantee that any dividends will be distributed in any given year. The Company currently intends to retain any earnings to finance its growth.

Liquidation Preference

Upon liquidation of the Company (including a liquidation after certain acquisitions of the Company), the holders of the Series B Shares will be entitled to $3.00 per share plus any dividends that have been declared but not paid to such date, before the holders of the common stock are entitled to any distribution. The liquidation preference of the Series B Shares is on a parity with the Series A Shares (neither series has priority over the other). Any remaining funds will be distributed among the holders of the common stock.

Conversion Rights

The holders of the Series B Shares will be entitled to convert their Shares into shares of Class A Common Stock of the Company at any time at their option. In addition, the Series B Shares will automatically convert into Class A Common Stock upon the occurrence of certain events including an initial public offering of the Company's common.

Preferred Series C

Authorized: 3,750,985
Outstanding:   2,508,905
Voting Rights: The holders of the Series C Shares will be entitled to one vote for every share of Class A Common Stock into which their Series C Shares are convertible. The holders of the common stock and the holders of the Series C Preferred Stock will vote together as a single class except as required by law.
Material Rights:
Dividend Rights

If and when dividends are paid, the holders of the Series C Shares are entitled to noncumulative dividends of three and one-half cents ($0.035) per Share in any given year (pro rata with the Series A and Series B Preferred Stock and regardless of the per share purchase price paid), before the holders of the common stock are entitled to any dividends, if funds are legally available and dividends are declared by the Board of Directors. Any remaining funds distributed in any given year will be distributed pro rata among the holders of the common stock and the holders of the preferred stock. Such dividends will be paid when, as and if declared by the Board of Directors and are not cumulative. There is no guarantee that any dividends will be distributed in any given year. The Company currently intends to retain any earnings to finance its growth.

Liquidation Preference

Upon liquidation of the Company (including a liquidation after certain acquisitions of the Company), the holders of the Series C Shares will be entitled to $3.50 per share (including for Investors who paid $3.15 per Share) plus any dividends that have been declared but not paid to such date, before the holders of the common stock are entitled to any distribution. The liquidation preference of the Series C Shares is on a parity with the Series A and Series B Shares (neither series has priority over the other). Any remaining funds will be distributed among the holders of the common stock.

Conversion Rights

The holders of the Series C Shares will be entitled to convert their Shares into shares of Class A Common Stock of the Company at any time at their option. In addition, the Series C Shares will automatically convert into Class A Common Stock upon the occurrence of certain events including an initial public offering of the Company's common stock (which is not expected to occur).

**What it means to be a minority holder**

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

**RISK FACTORS**

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited

Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our 'Ōkolehao. Delays or cost overruns in the development of our 'Ōkolehao and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Hawaiian Ola Brewing Corporation was formed on 12/22/15 and opened our doors 12/15/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hawaiian Ola Brewing Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hawaiian Ola Brewing Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hawaiian Ola Brewing Corp could harm our reputation and materially negatively impact our financial condition and business.

The alcoholic beverage section is highly competitive.

The alcoholic beverage sector, in which Hawaiian Ola Brewing Corporation operates, is a highly competitive market, where competition risks are significant. To succeed, Hawaiian Ola Brewing Corporation must be able to respond quickly to changes in consumer preferences. For example, Hawaiian Ola Brewing Corporation may have to adjust to an increased consumer emphasis on lower sugar content. Hawaiian Ola Brewing Corporation will work to anticipating market shifts and respond accordingly to actions by competitors.

The Company may make substantial capital expenditures.

Hawaiian Ola Brewing Corporation, like many comparable alcoholic beverage companies, may make substantial capital expenditures in such areas as research and development, and production facilities. Therefore, management of working capital, strategic planning of capital expenditures, and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must be managed well to ensure profitability. Hawaiian Ola Brewing Corporation understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high-interest rate levels.

The Company may operate in emerging markets.

A source of revenues for Hawaiian Ola Brewing Corporation may be found in emerging-market economies. Emerging markets represent substantial opportunities but also have accompanying risks. Penetrating emerging markets is often accomplished through acquisitions or joint venture partnerships. For Hawaiian Ola Brewing Corporation to effectively profit from gaining access to new markets, we must identify the best acquisition or partnership opportunities, be able to obtain adequate funding for market expansion, and negotiate favorable deals. An additional risk arising from doing business in foreign countries is currency exchange-rate risk.

The Company depends on a small management team.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)     to the Company;
(2)     to an accredited investor;
(3)     as part of an offering registered with the SEC; or
(4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

**Hawaiian Ola Brewing Corporation**

By /s/ *Brett Jacobson*

Title:   CEO, Co-Founder, Director

By /s/ *Brett Jacobson*

Name: Brett Jacobson
Title:   CEO, Co-Founder, Director

By /s/ *Yvette Miller*

Name: Yvette Miller
Title:   Controller, Accountant

By /s/ *J Naehalani Breeland*

Name: J Naehalani Breeland
Title:   President, Co-Founder, Board Member

Exhibit A
**FINANCIAL STATEMENTS**

Financial Statements and Report of Independent Certified Public Accountants

# Hawaiian Ola Brewing Corporation

December 31, 2025 and 2024

# Contents



## Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders,
Hawaiian Ola Brewing Corporation:

### Opinion

We have audited the accompanying financial statements of Hawaiian Ola Brewing Corporation (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("U.S. GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

### Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with U.S. GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*Verity CPAs*

March 15, 2026

Hawaiian Ola Brewing Corporation

BALANCE SHEETS

As of December 31,

|  | 2025 | 2024 |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 1,853,621 | $ 2,858,531 |
| Accounts receivable, trade | 352,712 | 158,672 |
| Inventories | 893,755 | 849,716 |
| Prepaid expenses and other current assets | 416,088 | 325,985 |
| Current portion of right of use asset | 417,976 | 297,096 |
| Total current assets | 3,934,152 | 4,490,000 |
| PROPERTY AND EQUIPMENT, net | 18,868,365 | 15,612,938 |
| INTANGIBLE ASSETS, net | 11,697 | - |
| RIGHT OF USE ASSET, net of current portion | 1,781,545 | 1,827,776 |
| TOTAL ASSETS | $ 24,595,759 | $ 21,930,714 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ 605,426 | $ 411,985 |
| Accrued expenses and other liabilities | 359,858 | 451,068 |
| Notes payable, current portion | 528,332 | 566,004 |
| Current portion of lease liability | 417,976 | 297,096 |
| Total current liabilities | 1,911,592 | 1,726,153 |
| NOTES PAYABLE, less current portion | 14,591,597 | 9,242,893 |
| LEASE LIABILITY, net of current portion | 1,781,545 | 1,827,776 |
| COMMITMENTS AND CONTINGENCIES | - | - |
| Total liabilities | 18,284,734 | 12,796,822 |
| STOCKHOLDERS' EQUITY | | |
| Class A common stock | 4,993,684 | 4,998,493 |
| Class B common stock | 300 | 300 |
| Series A preferred stock | 5,427,975 | 5,431,100 |
| Series B preferred stock | 2,348,322 | 2,348,322 |
| Series C preferred stock | 7,810,353 | 7,810,353 |
| Accumulated deficit | (14,269,609) | (11,454,676) |
| Total stockholders' equity | 6,311,025 | 9,133,892 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 24,595,759 | $ 21,930,714 |

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

STATEMENTS OF OPERATIONS

For the year ended December 31,

|  | 2025 | 2024 |
|---|---|---|
| REVENUES, net | $ 7,087,513 | $ 7,508,151 |
| COST OF GOODS SOLD | (2,938,542) | (3,211,584) |
| Gross profit | 4,148,971 | 4,296,567 |
| OPERATING EXPENSES: |  |  |
| Selling, general, and administrative | 3,945,029 | 4,039,334 |
| Payroll and payroll related expenses | 2,716,326 | 3,007,170 |
| Total operating expenses | 6,661,355 | 7,046,504 |
| LOSS FROM OPERATIONS | (2,512,384) | (2,749,937) |
| OTHER INCOME (EXPENSES): |  |  |
| Other income | 465,781 | 2,037 |
| Interest income | 103,811 | 107,187 |
| Gain (loss) on sale of assets | 10,364 | (387,752) |
| Interest expense | (882,505) | (601,684) |
| Total other expenses, net | (302,549) | (880,212) |
| LOSS BEFORE TAXES | (2,814,933) | (3,630,149) |
| PROVISION FOR INCOME TAXES | - | - |
| NET LOSS | $ (2,814,933) | $ (3,630,149) |

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the two-years ended December 31, 2025

| | Class A common stock | | Class B common stock | | Series A preferred stock | | Series B preferred stock | | Series C preferred stock | | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | |
| Balance at January 1, 2024 | 6,473,491 | $ 4,998,493 | 300,000 | $ 300 | 3,736,933 | $ 5,431,100 | 836,001 | $ 2,348,322 | 223,190 | $ 634,844 | $ (7,824,527) | $ 5,588,532 |
| Stock issuance | - | - | - | - | - | - | - | - | 2,285,715 | 7,175,509 | - | 7,175,509 |
| Net loss | - | - | - | - | - | - | - | - | - | - | (3,630,149) | (3,630,149) |
| Balance at December 31, 2024 | 6,473,491 | 4,998,493 | 300,000 | 300 | 3,736,933 | 5,431,100 | 836,001 | 2,348,322 | 2,508,905 | 7,810,353 | (11,454,676) | 9,133,892 |
| Stock repurchases | (1,278) | (4,809) | - | - | (957) | (3,125) | - | - | - | - | - | (7,934) |
| Net loss | - | - | - | - | - | - | - | - | - | - | (2,814,933) | (2,814,933) |
| Balance at December 31, 2025 | 6,472,213 | $ 4,993,684 | 300,000 | $ 300 | 3,735,976 | $ 5,427,975 | 836,001 | $ 2,348,322 | 2,508,905 | $ 7,810,353 | $ (14,269,609) | $ 6,311,025 |

The accompanying notes are an integral part of these financial statements.

7

Hawaiian Ola Brewing Corporation

STATEMENTS OF CASH FLOWS

For the year ended December 31,

|  | 2025 | 2024 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: |  |  |
| Net loss | $ (2,814,933) | $ (3,630,149) |
| Adjustments to reconcile net loss to net cash used in operating activities: |  |  |
| Depreciation | 848,178 | 809,091 |
| Gain (loss) on sale of assets | (10,364) | 387,752 |
| Changes in assets and liabilities: |  |  |
| Accounts receivable, trade | (194,040) | 160,088 |
| Accounts receivable, related parties | - | 301,000 |
| Inventories | (44,039) | (13,274) |
| Prepaid expenses and other current assets | (90,103) | 34,697 |
| Accounts payable | 193,441 | 39,473 |
| Accrued expenses and other liabilities | (91,210) | (49,092) |
| Non-cash interest accrued included in the notes payable | 247,671 | - |
| Net cash used in operating activities | (1,955,399) | (1,960,414) |
| CASH FLOWS FROM INVESTING ACTIVITIES: |  |  |
| Proceeds from disposal of property and equipment | 10,364 | 120,654 |
| Purchases of property and equipment | (4,150,973) | (4,067,311) |
| Purchase of trademark | (11,697) | - |
| Net cash used in investing activities | (4,152,306) | (3,946,657) |
| CASH FLOWS FROM FINANCING ACTIVITIES: |  |  |
| Proceeds from notes payable | 5,627,970 | 1,001,360 |
| Payments on notes payable | (517,241) | (558,314) |
| Payments for stock repurchase | (7,934) | - |
| Refund of common stock investment | - | (1,028) |
| Proceeds from issuance of series C preferred stock, net of costs | - | 7,175,509 |
| Net cash provided by financing activities | 5,102,795 | 7,617,527 |
| NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS | (1,004,910) | 1,710,456 |
| CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR | 2,858,531 | 1,148,075 |
| CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR | $ 1,853,621 | $ 2,858,531 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: |  |  |
| Cash paid for interest | $ 682,202 | $ 601,684 |
| SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES: |  |  |
| Right-of-use assets obtained in exchange for lease liabilities, net | $ 371,746 | $ 543,857 |
| Non-cash adjustment of notes payable | $ 47,368 | $ 70,639 |

The accompanying notes are an integral part of these financial statements.

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 1 – COMPANY BACKGROUND

Hawaiian Ola Brewing Corporation (the "Company") was formed on December 22, 2015, in the State of Hawai'i ("State"). The Company's operations consist of a microbrewery that produces, packages, and distributes a variety of craft brews throughout the State. The Company also owns and operates two craft taprooms located on the island of Hawai'i that serve alcoholic and non-alcoholic beverages and food to the public.

In May 2021, the Company leased property from Kamehameha Schools to serve as a farm for the agricultural purpose of distilled spirits. This farm began operations immediately, building and developing infrastructure to commercially grow ki for its vertically integrated distillery project.

The Wainaku Executive Center, for which the Company made a downpayment in 2021, is being developed as the "Ola Distillery".

After several years of permitting and renovations, the Company is set to open its doors to the Ola Distillery in April 2026, where operations will include commercial distillation, tours and tasting, a lounge, and private and corporate event capacities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied consistently in the preparation of the accompanying financial statements follows.

Basis of presentation – going concern

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") on the going concern basis of accounting and is dependent upon the Company having sufficient liquidity to fund its operations for at least the next twelve months from the issuance of these financial statements in accordance with Financial Accounting Standards Board's Accounting Standards Codification Topic ("ASC") No. 205-40, *Presentation of Financial Statements—Going Concern*.

The Company incurred losses of $2,814,933 and $3,630,149 for the years ending December 31, 2025, and 2024, respectively. The Company had negative cash flows from operations of $(1,955,399) and $(1,960,414) for the year ended December 31, 2025, and 2024, respectively.

The Company had total negative cash flows of $(1,004,910) for the year ended December 31, 2025, and total positive cash flows $1,710,456 for the year ended December 31, 2024.

The Company's principal sources of liquidity have historically been from operations and investors. The Company intends to satisfy its current and future working capital and debt service obligations through the issuance of notes payable and the expansion of operations.

Management has evaluated the Company's ability to continue as a going concern for one year after the financial statement issuance date and based on the Company's internal plans and forecasts, management believes that the Company will have sufficient liquidity to continue to fund its business and operations for at least the next twelve months from issuance of the report.

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2025 and 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that such estimates may change within the near term and such differences could be material to the financial statements.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with maturity of three months or less and money market funds to be cash equivalents.

The Company maintains cash and cash equivalent deposit accounts at a financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation for up to $250,000. As of December 31, 2025, and 2024, the Company had an uninsured balance of $1,787,645 and $2,651,558, respectively.

Accounts receivable, net

Accounts receivable consist of trade receivables and receivables from related parties. Trade accounts receivable arise from the sale of craft brews and are recorded at the invoiced amount. They do not accrue interest and are generally due within 30 days. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

The Company operates in the brewery and craft beer industry, and its trade receivables are primarily derived from the production and distribution of a variety of craft brews. At each balance sheet date, the Company assesses expected credit losses using historical collection experience, current economic conditions, and reasonable forward-looking information.

As of December 31, 2025 and 2024, all accounts receivable are current and considered collectible. Based on this assessment, management determined that no significant credit losses are expected. The allowance for credit losses related to trade accounts receivable totaled $886 as of December 31, 2025 and 2024.

Opening and closing balance for accounts receivable, net were as follows:

|  | January 1, 2024 | December 31, 2024 | December 31, 2025 |
|---|---|---|---|
| Accounts receivable, trade | $ 318,760 | $ 158,672 | $ 352,712 |
| Accounts receivable, related parties | 301,000 | - | - |

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

The Company values inventory at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, selling, and distribution.

The Company consistently allocates overhead costs (e.g. rents, utilities, depreciation, and indirect labor and materials) to inventory based on reasonable measures. There have been no changes to this methodology during the years ended December 31, 2025 and 2024.

Property and equipment

The Company's property and equipment primarily consist of production and packaging equipment. These items include fermenters, a canning line, a walk-in refrigeration system, a keg washing machine, and other brewing equipment. Additionally, the craft pub has bar furniture, a walk-in refrigeration unit, condensing unit, and a draft beer dispensing system, as well as leasehold improvements for electrical and flooring improvements.

Property and equipment are stated at cost less accumulated depreciation. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life of the improvement. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets as follows.

| | |
|---|---|
| Building and improvements | 10-15 years |
| Brewery equipment | 30 years |
| Distillery equipment | 7 years |
| Farm equipment | 7 years |
| Vehicles | 5 years |
| Restaurant and tap room equipment | 7 years |
| Furniture and office equipment | 7 years |
| Kegs and wine barrels | 5 years |
| Computer equipment | 3 years |
| Glassware | 3 years |

Major additions and improvements are capitalized, and routine expenditures for repairs and maintenance are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is charged to income for the period.

Long-lived assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. No such event occurred during the years ended December 31, 2025 and 2024.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the Company's balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date and the risk-free rate if such information is not available in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Revenue recognition

The Company's sources of revenues are as follows for the years ended December 31:

|  | 2025 | 2024 |
|---|---|---|
| Restaurant and tap room | $ 4,541,484 | $ 4,413,127 |
| Wholesale packaged product sales | 2,254,094 | 2,760,403 |
| Merchandise and tours | 291,935 | 334,621 |
|  | $ 7,087,513 | $ 7,508,151 |

Revenues are stated net of incentives, discounts, and returns. The Company's revenues are generated from activities that have a single performance obligation and are recognized at the point in time when control transfers and the Company's obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of the Company's product. The cost of various programs, such as price promotions and rebates are recorded as a reduction of sales.

Cost of goods sold

The Company's cost of goods sold includes costs incurred in the brewing and shipping of its craft brews. These costs include brewing materials, such as barley, hops, various grains, and fruits. Packaging materials, such as cans, cardboard, and paper are also included in the Company's cost of goods sold. Additionally, the Company's cost of goods sold includes both direct and indirect labor, shipping and handling including freight costs, utilities, maintenance costs, warehousing costs, purchasing and receiving costs, depreciation, promotional packaging, other manufacturing overhead costs, as well as the estimated cost to facilitate product returns.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sales and use tax

The Company incurred the following sales and use tax during the years ended December 31:

|  | 2025 | 2024 |
|---|---|---|
| Alcohol and tobacco tax | $ 25,592 | $ 33,387 |
| Hawai'i liquor tax | 19,842 | 22,517 |
| Hawai'i general excise tax | 17,058 | 4,484 |
| Hawai'i recycle fee | 7,524 | 8,680 |
| California sales tax | 800 | 800 |
|  | $ 70,816 | $ 69,868 |

It is the Company's policy to record these taxes as gross in revenues and costs of goods sold.

Advertising

Advertising costs are expensed as incurred. Total advertising expenses were $280,775 and $249,638 for the years ended December 31, 2025 and 2024, respectively, and are recorded as a component of selling, general, and administrative expenses on the accompanying statements of operations.

Income taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax reporting purposes, net operating loss carry-forwards, and other tax credits measured by applying currently enacted tax laws. A valuation allowance is provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The Company did not recognize any tax liabilities for income taxes associated with unrecognized tax benefits as of December 31, 2025 and 2024. It is the Company's policy to include interest and penalties related to unrecognized tax benefits, if any, within the provision (benefit) for income taxes in the statements of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company files income tax returns in the United States and the State of Hawai'i. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply.

NOTE 3 – INVENTORIES

Inventory consists of the following as of December 31:

|  | 2025 | 2024 |
|---|---|---|
| Raw materials | $ 395,452 | $ 341,601 |
| Production supplies | 218,294 | 208,726 |
| Finished goods | 171,314 | 184,237 |
| Merchandise | 55,947 | 63,312 |
| Work in progress | 52,748 | 51,840 |
| Total inventories | $ 893,755 | $ 849,716 |

NOTE 4 – PROPERTY AND EQUIPMENT, net

Property and equipment consist of the following as of December 31:

|  | 2025 | 2024 |
|---|---|---|
| Buildings and improvements | $ 8,408,961 | $ 8,287,223 |
| Brewery equipment | 3,277,318 | 3,275,543 |
| Distillery equipment | 2,006,431 | 1,921,651 |
| Farm equipment | 817,472 | 668,978 |
| Vehicles | 495,206 | 274,237 |
| Restaurant and tap room equipment | 380,110 | 216,706 |
| Furniture and office equipment | 304,694 | 301,956 |
| Keg and wine barrels | 213,383 | 213,383 |
| Computer equipment | 94,853 | 40,619 |
| Glassware | 33,079 | 33,079 |
|  | 16,031,507 | 15,233,375 |
| Less accumulated depreciation | (3,674,968) | (2,851,160) |
|  | 12,356,539 | 12,382,215 |
| Construction in progress | 6,511,826 | 3,230,723 |
| Total property and equipment, net | $18,868,365 | $15,612,938 |

NOTE 4 – PROPERTY AND EQUIPMENT, net (continued)

Depreciation expense was $848,178 and $809,091 for the years ended December 31, 2025 and 2024, respectively, and are recorded as a component of selling, general, and administrative expenses on the accompanying statements of operations.

NOTE 5 – NOTES PAYABLE

Notes payables consist of the following as of December 31:

|  | 2025 | 2024 |
|---|---|---|
| Note payable with Pinnacle Capital Partners originated in December 2019 with an interest of 15.10%. Any unpaid principal and interest was due upon maturity on December 2024. The note was paid in full in January 2025. | $ - | $ 3,486 |
| Note payable with Bank of Hawaii originated in May 2019 with an interest of 8.12%. Any unpaid principal and interest was due upon maturity on May 2025. The note was paid in full in May 2025. | - | 1,602 |
| Auto Chase Ford note originated in November 2019 with an interest of 4.99%. Any unpaid principal and interest was due upon maturity on January 2026. The note was paid in full in July 2025. | - | 5,716 |
| Note payable with Ascentium Capital originated in December 2020 with an interest of 11.71%. Any unpaid principal and interest was due upon maturity on March 2026. | 10,920 | 36,048 |
| Note payable with Wainaku Ventures originated in February 2022 with an interest of 4.04% until February 2024 and increases to 6.05% thereafter. Any unpaid principal and interest is due upon maturity on February 2027. | 5,950,000 | 5,950,000 |
| Mercedes note originated in April 2022 with an interest of 1.99%. Any unpaid principal and interest is due upon maturity on February 2027. | 12,217 | 21,744 |
| Note payable with Ola OC, LLC originated in March 2025 with an interest of 8%. Any unpaid principal and interest is due upon maturity on March 2028. | 5,747,671 | - |
| Various notes with Kubota Credit Corporation, U.S.A. originated between June 2021 and October 2024 and bear interest of 0.00% - 1.72%. Any unpaid principal and interest are due upon maturity from June 2026 through October 2028. | 75,126 | 125,644 |
| Various notes with CNH Capital originated in January and April 2024 and bear interest of 0.00% - 7.85%. Any unpaid principal and interest are due upon maturity in January 2027 and April 2029. | 75,057 | 120,550 |
| Various notes with CIT Bank originated between 2019 to 2024 and bear interest of 6.22% - 11.82%. Any unpaid principal and interest rate are due upon maturity from January 2024 through May 2029. | 249,906 | 384,455 |
| Balance carried to next page | $ 12,120,897 | $ 6,649,245 |

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2025 and 2024

NOTE 5 – NOTES PAYABLE (continued)

|  | 2025 | 2024 |
|---|---|---|
| Balance carried from prior page | $ 12,120,897 | $ 6,649,245 |
| Various notes with Alliance Funding Group originated between 2020 to 2024 and bear interest of 10.91% - 30.29 %. Any unpaid principal and interest are due upon maturity from February 2025 through August 2029. | 991,644 | 1,116,928 |
| Note payable with First Hawaiian Bank originated in September 2024 with an interest of 6.25% and secured by a 2024 Mercedes Benz M2PV4A. Any unpaid principal and interest is due upon maturity in September 2029. | 65,719 | 80,750 |
| Note payable with Ford Credit originated on May 2025. Any unpaid principal is due upon maturity in May 2030. | 25,762 | - |
| Small Business Administration ("SBA") Economic Injury Disaster Loan ("EIDL") originated in May 2020 with an interest of 3.75%. Certain assets of the Company have been pledged as collateral for this note. Any unpaid principal and interest is due upon maturity in June 2050. | 1,915,907 | 1,961,974 |
|  | 15,119,929 | 9,808,897 |
| Less current portion | (528,332) | (566,004) |
| Total long-term notes payable | $ 14,591,597 | $ 9,242,893 |

Interest expense

Interest expense on these notes were $882,505 and $601,684, for the years ended December 31, 2025 and 2024, respectively. The Company has elected to present accrued interest expense with its respective notes payable as interest, which is primarily payable on the maturity date.

Small Business Administration loans

In May 2020, the Company received $150,000 from the Economic Injury Disaster Loan ("EIDL") program. Under the terms of the EIDL program, the loan matures in June 2050 and bears interest at an annual rate of 3.75% with principal and interest payments starting in June 2021. Loan modification was made in March 2022 and last in May 2022 where the loan amount was increased to $2,000,000 with same annual interest rate and maturity date. Certain assets of the Company have been pledged as collateral in the loan.

NOTE 5 – NOTES PAYABLE (continued)

<u>Maturities</u>

Future maturities of notes payable are as follows as of December 31:

| | | |
|---|---|---:|
| 2026 | $ | 528,332 |
| 2027 | | 6,403,695 |
| 2028 | | 6,232,617 |
| 2029 | | 200,387 |
| 2030 | | 70,122 |
| Thereafter | | 1,684,776 |
| | $ | 15,119,929 |

NOTE 6 – STOCKHOLDERS' EQUITY

<u>Common stock</u>

The Company is authorized to issue 16,800,000 shares of Common Stock, no par value. Of this amount, 16,500,000 are designated as Class A common stock and 300,000 are designated as Class B Common Stock.

Class A Common Stockholders are entitled to one vote per share. Class B common stockholders are entitled to ten votes per share.

During the year ended December 31, 2025, the Company repurchased 1,278 Class A shares for $4,809.

As of December 31, 2025, there were a total of 6,472,213 shares of Class A and 300,000 of Class B Common stock issued and outstanding.

As of December 31, 2024, there were a total of 6,473,491 shares of Class A and 300,000 of Class B Common stock issued and outstanding.

<u>Preferred stock</u>

The Company is authorized to issue 8,323,919 shares of preferred stock, which have been designated as Series A (3,736,933), Series B (836,001) and Series C (3,750,985) at no par value. Each shares of Series A, B, and C preferred is convertible, at the option of the holder, into one share of Class A common stock at any time and automatically convert into Class A common stock immediately prior to the closing of an initial public offering of not less than $20 million.

Series A, B, and C preferred stockholders are entitled to the same voting rights as Class A common stockholders, and entitled to noncumulative dividends of $0.02, $0.03 and $0.035 per share, respectively, to the stockholders of record when and if dividends are ever declared by the board of directors.

NOTE 6 – STOCKHOLDERS' EQUITY (continued)

Preferred stock (continued)

Additionally, Series A, B and C preferred stockholders are entitled to a liquidation preferences of $2.00, $3.00, and $3.50 per share, respectively, plus any declared but unpaid dividends, prior to any distributions to holders of Common Stock.

During the year ended December 31, 2025, the Company repurchased 957 shares of Series A preferred shares for $3,125.

During the year ended December 31, 2024, the Company issued 2,285,715 shares of Series C preferred shares for $7,175,509.

As of December 31, 2025, there were 3,735,976, 836,001, and 2,508,905 shares of Series A, Series B and Series C Preferred Stock, respectively, issued and outstanding. As of December 31, 2024, there were 3,736,933, 836,001, and 2,508,905 shares of Series A, Series B and Series C Preferred Stock, respectively, issued and outstanding.

NOTE 7 – INCOME TAXES

The components of the net provision for income taxes consist of the following as of December 31:

|  | 2025 | | | 2024 | | |
|---|---|---|---|---|---|---|
|  | Federal | State | Total | Federal | State | Total |
| Current | $ - | $ - | $ - | $ - | $ - | $ - |
| Deferred | - | - | - | - | - | - |
|  |  |  | $ - |  |  | $ - |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 7 – INCOME TAXES (continued)

The following table presents significant components of the Company's deferred tax assets and liabilities for the years ended December 31:

|  | 2025 | 2024 |
|---|---|---|
| Deferred tax assets and liabilities |  |  |
| Net operating loss carryforward | $ 5,475,926 | $ 4,337,947 |
| Depreciation and amortization | (468,434) | (545,290) |
| Research activities | 213,750 | 213,750 |
| Charitable contribution | 8,569 | 7,973 |
|  | 5,229,811 | 4,014,380 |
| Less valuation allowance | (5,229,811) | (4,014,380) |
| Net deferred tax asset (liability) | $         - | $         - |

As of December 31, 2025, the Company had a United States Federal net operating loss carryforward of approximately $16,303,666 and Hawai'i State net operating losses of $15,588,595. The Company has net operating loss carryforward expires at various dates beginning in 2036 if not utilized.

The Company's valuation allowance was primarily related to the operating losses. The valuation allowance is determined in accordance with the provisions of ASC No. 740, *Income Taxes*, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. Based on the available objective evidence and the Company's history of losses, management provides no assurance that the net deferred tax assets will be realized.

The Company is subject to taxation in the United States, Hawai'i, and California jurisdictions. The preparation of tax returns requires management to interpret the applicable tax laws and regulations in effect in such jurisdictions, which could affect the amount of tax paid by the Company. Management, in consultation with its tax advisors, files its tax returns based on interpretations that are believed to be reasonable under the circumstances. The income tax returns, however, are subject to routine reviews by the various taxing authorities. As part of these reviews, a taxing authority may disagree with respect to the tax positions taken by management ("uncertain tax positions") and therefore may require the Company to pay additional taxes.

Management evaluates the requirement for additional tax accruals, including interest and penalties, which the Company could incur as a result of the ultimate resolution of its uncertain tax positions. Management reviews and updates the accrual for uncertain tax positions as more definitive information becomes available from taxing authorities, completion of tax audits, expiration of statute of limitations, or upon the occurrence of other events.

For the years ended December 31, 2025 and 2024, there were no liabilities for income taxes associated with unrecognized tax benefits. The Company recognizes accrued interest related to unrecognized tax benefits as well as any related penalties in interest, income or expense in its Statements of Operations. The federal and state tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2025 and 2024

NOTE 8 – OPERATING LEASES

The Company occupies various commercial spaces under non-cancellable operating leases.

Brewery and tap room leases

The Company rents commercial properties at various locations for more than one year. The Company has classified its leases as operating leases. The Company's office space leases require it to make variable payments for the Company's proportionate share of property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The total rent expense for the lease is $250,699 and $252,511 for the years ended December 31, 2025, and 2024, respectively.

Wainaku farm

On March 18, 2024, the Company entered a lease with option to purchase a useable area of two parcels of land covering 31.028 acres for ten (10) years until March 17, 2034. The total rent expense for the lease is $62,500 and $50,000 for the years ended December 31, 2025, and 2024, respectively.

Storage areas

On March 1, 2019, the Company entered into an operating lease agreement for storage areas that matures on May 31, 2025. On March 1, 2025, the Company extended its lease with same the lessor that matures on January 31, 2030. The total rent expense for the lease is $85,772 and $72,913 for the years ended December 31, 2025, and 2024, respectively.

Corporate housing

On May 1, 2025, the Company entered into a lease agreement for temporary corporate housing with a fixed rental agreement that will automatically convert into month-to-month rent through May 1, 2026. On March 11, 2026, the Company extended the lease term through October 2026. The total rent expense for the lease is $31,999 for the year ended December 31, 2025.

The components of the operating lease are as follows for the year ending December 31:

|  | 2025 | 2024 |
|---|---|---|
| Operating lease cost | $ 430,970 | $ 375,424 |
| Operating cash flow | $ 430,970 | $ 375,424 |
| Right of use assets obtained | $2,199,521 | $2,124,872 |
| Weighted average remaining lease term | 5.9 years | 7.12 years |
| Weighted average discount rate | 3% | 3% |

Hawaiian Ola Brewing Corporation

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2025 and 2024

NOTE 8 – OPERATING LEASES (continued)

Future minimum lease commitments

Future minimum rental payments under non-cancellable operating leases are as follows for the years ending December 31:

| | | |
|---|---|---:|
| 2026 | $ | 468,250 |
| 2027 | | 444,188 |
| 2028 | | 463,829 |
| 2029 | | 475,517 |
| 2030 | | 357,914 |
| Thereafter | | 436,046 |
| Total undiscounted lease payments | | 2,645,744 |
| Less imputed interest | | (446,223) |
| Total lease payments, net | | 2,199,521 |
| Less current portion of lease liabilities | | (417,976) |
| Non-current portion of lease liabilities | $ | 1,781,545 |

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Regulations

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 10 – SUBSEQUENT EVENTS

The Company evaluated its December 31, 2025 and 2024, financial statements for subsequent events through March 15, 2026, the date the financial statements were available to be issued and did not identify any subsequent events for additional recognition or disclosure in the financial statements.

***

I, _Brett Jacobson_ (Print Name), the _CEO_ (Principal Executive Officers) of _Hawaiian Ola Brewing Co._ (Company Name), hereby certify that the financial statements of _Hawaiian Ola Brewing Co._ (Company Name) and notes thereto for the periods ending _12/31/2025_ (first Fiscal Year End of Review) and _12/31/2024_ _____ (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $ _-2,814,933_ ; taxable income of $ _0_ and total tax of $ _0_ .

*If the company has not filed tax returns please* replace above sentence with options below and then include the information for the previous year if applicable:

[Company] has not yet filed its federal tax return for [year]."

*If the company is a brand new company please replace above sentence with:*

"[Company] was not in existence for the previous tax year."

*If neither of these apply, please delete these additional instructions*

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____ (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

_____03/31/26_____ (Date)